Filed by Artemis Strategic Investment Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Novibet PLC
Commission File No. 001-40855
Date: September 26, 2022

Novibet Extends its Global Partnership with Nuvei for Card Processing and Alternative Payments

Nuvei is now Enabling Novibet to Accept Apple Pay and Expand Internationally Through a Single Integration

MONTREAL and MALTA, April 25, 2022 (GLOBE NEWSWIRE) -- Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), tomorrow’s payment platform, announces today that it is extending its partnership with Novibet, a leading European sports betting and online casino operator, to accept payments as it expands globally.

Building on a successful partnership delivering card processing solutions in countries such as Greece, Italy, and Ireland, Novibet is now also offering its players the option to deposit seamlessly and securely using Apple Pay for the first time via its single point of integration with Nuvei. Players will be able to request payouts to Apple Pay as well. Apple Pay’s convenient checkout user experience makes it an attractive deposit option, in particular for returning players that want to upload funds through the quickest possible method.

Novibet is rapidly expanding its customer base across Europe, with accelerated growth in countries across the continent. The operator is also expected to launch in more markets internationally including the U.S., Mexico, and Canada, starting later this year.

Nuvei’s strong heritage supporting gaming companies to expand geographically through its intimate knowledge of local customers and regulations, and a fully customizable cashier to adapt to each market, means it is the payments partner of choice for leading operators when considering how to grow internationally.

Philip Fayer, CEO & Chair of Nuvei commented: “Providing players with the most relevant payments experiences and the ability to grow internationally is at the heart of what Nuvei brings to gaming. Enabling Novibet to add Apple Pay to our card processing solution is a great example of this. Seamless deposits and payouts have been growing in significance for the industry for some time and this trend will only continue.

“We’re looking forward to working closely with Novibet and are very excited about growing together globally this year.”

Konstantinos Andris, COO of Novibet added: “Novibet is one of the most innovative GameTech brands, operating in Europe and soon to launch in America. Adding Apple Pay to our payment options is another example of this. Enabling players to use all the relevant payment methods is critical to maintaining our industry-leading player experience.

“And it is easy to see why Apple Pay is growing in popularity as a payment method. The ease and security of the checkout process is valuable to our players, which is why we are excited that our partnership with Nuvei means that we can offer this in an equally convenient and safe manner.”

With this announcement Nuvei continues to demonstrate why it is the global leader for online payments. Nuvei enables businesses to accept over 550 local and alternative payment methods including Instant Bank Transfer, digital wallets and real-time bank transfers via a fully customizable checkout to suit local consumers across the globe, and has deep regulatory knowledge to support operators as they enter new markets.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 46 markets, 150 currencies and more than 550 alternative payment methods, including cryptocurrencies, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com.

About Novibet

Novibet is an established GameTech company operating in Europe through its Headquarters in Malta, offices in Greece and employees in Isle of Man, UK, and Italy. Licensed and regulated by HGC, MGA, ADM, and Irish Revenue Commissioners, Novibet is committed to delivering the best sports betting and gaming experience to an ever-expanding customer base. Since 2010, Novibet has offered online sports betting and casino entertainment, in many competitive European markets.

Novibet provides the best online casino games, having teamed up with the world’s leading online casino content providers. With over 5,000 online casino games available, Novibet delivers a plethora of slots, casino table, live-action, and many more game types across desktop, mobile, and tablet devices.

Novibet has its own proprietary betting platform that integrates leading official data providers; its own algorithms generating an extensive betting offer that includes In Play and Minute markets; in house developed Automatic and Hybrid Cash-Out options; quick settlement of bets; and unparalleled excitement to sports enthusiasts.

Important Information About the Proposed Business Combination and Where to Find It
On March 30, 2022, Novibet and Artemis Strategic Investment Corporation (Nasdaq: ARTE) (“Artemis”), a publicly traded special purpose acquisition company, announced a proposed business combination transaction (“Business Combination”). In connection with the proposed Business Combination, Artemis, Novibet, and Novibet PLC (“PubCo”) intend to prepare, and PubCo intends to file with the SEC, a registration statement on Form F-4 (“Registration Statement”) which will include the proxy statement of Artemis and the prospectus of PubCo (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and one or more amendments to the Registration Statement, and, after the Registration Statement is declared effective, Artemis will mail the definitive Proxy Statement/Prospectus included therein to the holders of Artemis’s common stock in connection with Artemis’s solicitation of proxies for the vote by Artemis stockholders with respect to the Business Combination and other matters described in the Registration Statement. Artemis urges its stockholders and other interested persons to read, when available, the Registration Statement, the amendments thereto, and the documents incorporated by reference therein, as well as other documents filed by Artemis with the SEC in connection with the Business Combination, as these materials will contain important information about Artemis, Novibet, and the Business Combination. Stockholders of Artemis will also be able to obtain copies of such documents, when available, free of charge through the website maintained by the SEC at www.sec.gov or by directing a written request to Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 85040.

Participants in the Solicitation
Under SEC rules, Artemis, Novibet, PubCo, and each of their respective officers and directors may be deemed to be participants in the solicitation of Artemis’s stockholders in connection with the Business Combination. Stockholders of Artemis may obtain more detailed information regarding the names, affiliations, and interests of Artemis’s directors and officers in Artemis’s prospectus for its initial public offering, filed with the SEC on October 1, 2021 (the “IPO Prospectus”) and the Registration Statement, when available. The interests of Artemis’s directors, officers, and others in the Business Combination may, in some cases, be different than those of Artemis’s stockholders generally. Information about such interests will be set forth in the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements
This press release includes historical information as well as “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to matters such as the future results of operations and financial position of PubCo and its subsidiaries; planned products and services; Novibet’s business strategy, including Novibet’s planned launch in the United States and the Americas; objectives of Novibet’s management for future operations; market size and potential growth opportunities; competitive position; expectations and timings related to commercial launches; potential benefits of the proposed business combination; and technological and market trends and other future conditions.

Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “future,” “anticipate,” “assume,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. Accordingly, such forward-looking statements are not guarantees and are subject to inherent risks, uncertainties, and changes in circumstance that are difficult to predict and may be outside of PubCo’s, Artemis’s and Novibet’s control. PubCo’s, Artemis’s and Novibet’s actual results may differ materially from their expectations, estimates and projections due to a variety of factors and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. Although it is impossible to identify all factors that may cause such differences, they include, but are not limited to: (1) the level of redemptions by Artemis’s shareholders in connection with a business combination and the outcome of any legal proceedings that may be instituted against Artemis or Novibet following the announcement of the Business Combination; (2) the inability to complete the Business Combination; (3) the risk that the Business Combination disrupts current plans and operations of Novibet as a result of the announcement and consummation of the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (5) costs related to the Business Combination; (6) changes in laws or regulations applicable to Novibet’s business; (7) the possibility that PubCo may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; (9) the risk factors which will be set forth under the heading “Risk Factors” in the Registration Statement; and (10) the risks and uncertainties described in the “Risk Factors” section of Artemis’s IPO Prospectus and Artemis’s subsequent filings with the SEC.

The foregoing list of factors is not exclusive. There may be additional risks that Artemis and Novibet do not presently know or that they currently believe are immaterial that could cause actual results to differ materially from those contained in the forward-looking statements. All information set forth herein speaks only as of the date hereof in the case of information about Artemis and Novibet or the date of such information in the case of information from persons other than Artemis and Novibet, and PubCo, Artemis and Novibet expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation
This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Contacts:
Joseph Jaffoni, Richard Land and James Leahy
JCIR
(212) 835-8500
novibet@jcir.com

Thomas Granite
Artemis Strategic Investment Corporation
info@artemisspac.com

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